Exhibit 99.3

ANNUAL GENERAL MEETING OF TELUS INTERNATIONAL (CDA) INC. NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS Meeting date and location Date: May 15, 2025 Time: 12:00 p.m. (ET) Place: Virtual-only meeting via live audio webcast online at https://meetings.lumiconnect.com/400-372-711-643 Why am I receiving this notice? As permitted by Canadian securities regulators, TELUS International (Cda) Inc. (the Company) is providing you with notice and access to our 2025 information circular (Information Circular) for the annual general meeting (Meeting) as well as the 2024 annual report (together, the Meeting Materials) electronically, instead of mailing out paper copies. This notice provides you with information on how to access and view the Meeting Materials online and/or request paper copies. Accompanying this notice is the voting instruction form that you will need to vote. Where can I access the Meeting Materials online? The Meeting Materials can be viewed online at www.sedarplus.ca as of April 15, 2025 or, until April 15, 2026, at www.envisionreports.com/telusdigital2025. How can I obtain a paper copy of the Meeting Materials? At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials, free of charge, by either calling the phone number or accessing the website below and entering the 16-digit control number on your voting instruction form: Phone (toll-free): 1-877-907-7643 (within North America) 1-303-562-9305 (outside North America – English) 1-303-562-9306 (outside North America – French) Website: www.ProxyVote.com If you do not have a control number, please call toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French) within North America or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America. If you make a request for paper copies before the date of the Meeting, the Meeting Materials will be sent to you within three business days of receiving your request. Therefore, to receive the Meeting Materials prior to the Proxy Deadline (described below) for the Meeting, you should make your request before 12:00 p.m. (ET) on May 5, 2025. To receive the Meeting Materials prior to the Meeting, you should make your request before 12:00 p.m. (ET) on May 7, 2025. On or after the date of Meeting, you can request a paper copy of the Meeting Materials, free of charge, through the website or toll-free number noted above, and a paper copy will be sent to you within 10 calendar days after receiving your request. Requests for paper copies of the Meeting Materials can be made until April 15, 2026. What matters are being received or voted on at the Meeting? The following items are being received or voted on. All shareholders are reminded to review the Information Circular before voting. Please view the Information Circular prior to voting

Business of the Meeting Refer to the Information Circular Financial statements - Receive the Company's 2024 audited consolidated financial statements together with the report of the auditors on those statements See "Audited consolidated financial statements" Election of directors - Elect directors of the Company for the ensuing year See "Election of directors" Appointment of auditors - Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration See "Appointment of auditors" Approval of amendments to the 2021 Omnibus Long Term Incentive Plan - Approve amendments to the Company’s 2021 Omnibus Long-Term Incentive Plan See “Approval of amendments to the Company's 2021 Omnibus Long Term Incentive Plan” How do I vote my shares? This year, we are holding a virtual-only Meeting. All shareholders and duly appointed proxy holders will have an equal opportunity to attend, participate and vote at the Meeting from any location. If you wish to attend and vote at the Meeting or to appoint someone else to represent you at the Meeting you MUST complete the “Appoint a Proxy'' section on your voting instruction form or online at the website below appointing yourself or someone else as proxy holder AND register your proxy holder with Computershare at computershare.com/TELUSDigital by no later than 12:00 pm (ET) on May 13, 2025 or, if the Meeting is adjourned or postponed, by 12:00 p.m. (ET) on the second-last business day before the reconvened meeting date (the Proxy Deadline). We encourage you to review the “Information about voting” section in the Information Circular for more details on how to attend, vote and participate at the meeting. Instead of attending and voting at the virtual-only Meeting, you may vote in any of the following ways. You will need your control number contained in the accompanying voting instruction form in order to vote. Voting method Internet voting Go to www.ProxyVote.com Telephone voting English: 1-800-474-7493 / French: 1-800-474-7501 (or in the U.S. 1-800-454-8683) Voting by mail or deliver Complete the voting instruction form and return it in the envelope provided To be valid, voting instruction forms must be received in sufficient time for your intermediary to act upon them by no later than 12:00 p.m. (ET) on May 13, 2025 or, if the Meeting is adjourned or postponed, by 12:00 p.m. (ET) on the second-last business day before the reconvened meeting date (the Proxy Deadline). The Company reserves the right to accept late proxies and to waive the Proxy Deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy. Who received paper copies of the Meeting Materials instead of this notice? Paper copies of the current Meeting Materials have been sent to beneficial shareholders who have provided standing instructions to their intermediary who opted for delivery of paper copies of the Meeting Materials via their voting instruction form last year. If you would like to receive paper copies of materials for next year’s meeting, you should indicate this on your voting instruction form or change your standing instructions with your intermediary. Who can I contact if I have questions about notice and access? Shareholders with questions about notice and access can call toll-free at 1-866-964-0492 or 514-982-8714 for holders outside of Canada and the United States. Please view the Information Circular prior to voting